                                                                 August 18, 2006

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         RE:   L-3 COMMUNICATIONS HOLDINGS, INC.
               L-3 COMMUNICATIONS CORPORATION
               FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005
               FILED MARCH 9, 2006 AND MARCH 28, 2006

               FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2006
               FILE NOS. 1-14141 AND 333-46983

Dear Mr. Spirgel:

         We are writing to respond to the comments set forth in the comment letter of the Staff of the Securities and Exchange Commission (the "Staff"),
dated July 18, 2006, relating to the above-referenced documents.

         For your convenience, we have reproduced each of the Staff's comments in this letter using bold text and numbered the paragraphs of this letter to correspond to the numbered paragraphs of the comment letter. We have also enclosed a copy of L-3's Quarterly Report on Form 10Q for the period ended June
30, 2006 (the "Second Quarter Quarterly Report") for your reference.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 30
---------------------------------------------------

1.       WE NOTE THAT YOUR DISCUSSION REGARDING LONG-LIVED ASSETS AND GOODWILL
         VALUATIONS DOES NOT ADDRESS THE QUANTITATIVE VALUE OF YOUR ASSUMPTIONS
         AND THEIR SENSITIVITY TO CHANGE. SINCE CRITICAL ACCOUNTING ESTIMATES
         AND ASSUMPTIONS ARE BASED ON MATTERS THAT ARE HIGHLY UNCERTAIN, YOU
         SHOULD ANALYZE THEIR SPECIFIC SENSITIVITY TO CHANGE, BASED ON OTHER
         OUTCOMES THAT ARE REASONABLY LIKELY TO OCCUR AND WOULD HAVE A MATERIAL
         IMPACT ON YOUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS. REVISE
         YOUR DISCLOSURES TO PROVIDE QUANTITATIVE AS WELL AS QUALITATIVE
         DISCLOSURE WHEN QUANTITATIVE INFORMATION IS REASONABLY AVAILABLE AND
         WILL PROVIDE MATERIAL INFORMATION FOR INVESTORS.

         FOR ADDITIONAL GUIDANCE, REFER TO ITEM 303 OF REGULATION S-K AS WELL AS
         PART FIVE OF THE COMMISSION'S INTERPRETIVE RELEASE ON MANAGEMENT'S
         DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
         OPERATIONS THAT IS LOCATED ON OUR WEBSITE AT:
         HTTP://WWW.SEC.GOV/RULES/INTERP/33-8350.HTM.
         --------------------------------------------

Mr. Larry Spirgel
August 18, 2006

         In response to the Staff's comment, L-3 advises the Staff that it will revise the discussion regarding long-lived assets and goodwill valuations in its Annual Report on Form 10-K for the year ending
         December 31, 2006 to provide quantitative disclosures relating to the significant assumptions used to determine the estimated fair value of
         L-3's reporting units (businesses) in connection with L-3's annual goodwill impairment test and the sensitivity of those significant assumptions to changes that could reasonably occur and could possibly have a material impact on L-3's results of operations or financial condition.

         The following is an example of the disclosure that L-3 intends to make regarding goodwill valuation assessments in its Critical Accounting
         Policies and Estimates:

              The most significant assumptions used in a discounted cash flow valuation regarding the estimated fair values of L-3's reporting units (businesses) in connection with goodwill valuation
              assessments are: (1) detailed five year cash flow projections for each of L-3's reporting units (businesses), (2) a risk adjusted discount rate, and (3) the expected long-term growth rate of L-3's businesses, which approximates the expected long-term growth rate for the U.S. economy and the industries in which we operate. The risk adjusted discount rate represents the estimated
              weighted-average cost of capital (WACC) for L-3. The WACC
              represents the required rate of return on total capitalization. It is comprised of an estimated required rate of return on equity, based on companies with business characteristics comparable to
              L-3's reporting units, and the current income tax-affected market rate of return on L-3's debt, weighted by the relative percentages of L-3's equity and debt. In valuing its reporting units, the
              Company used an average risk adjusted discount rate of x.x%. If the risk adjusted discount rate used was 25 basis points higher, the aggregate estimated fair value of the Company's reporting units would have decreased by $xx million, or x.x%. In addition, the Company used an average expected long-term growth rate of x.x
              %. Had the Company used an expected long-term growth rate that was
              25 basis points lower, the aggregate estimated fair value of the
              Company's reporting units would have decreased by $xx million, or
              x.x%. Had the annual after-tax cash flows contained in the
              Company's five year cash flow projections each been lower by 100 basis points, the aggregate estimated fair value of the Company's reporting units would have decreased by $xx million, or xx%. A decline in the estimated fair value of a reporting unit could result in a goodwill impairment, and a related non-cash impairment charge against earnings, if the lower estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. A goodwill
              impairment charge, depending on its size, could have a material impact on our financial condition and results of operations.

         L-3 supplementally advises the Staff that L-3 will disclose in the
         Critical Accounting Policies and Estimates section of the Management's
         Discussion and Analysis of Financial Condition and Results of
         Operations (MD&A) section of its Annual Report on Form 10-K for the year ending December 31, 2006 the consolidated carrying value of its property, plant and equipment, capitalized software development costs and certain long-term investments and the percentage of total assets represented by each. As of December 31, 2005, the consolidated carrying values of L-3's property, plant and equipment, capitalized software development costs and certain long-term investments were $657.6 million, $57.9 million and $23.1 million, respectively. As of December
         31, 2005, the carrying value of L-3's property, plant and equipment represented 5.5% of total assets and the carrying value of L-3's capitalized software development costs and certain long-term investments each represented less than 1% of total assets. Based on the amounts as of December 31, 2005, we do not believe it is necessary to provide quantitative disclosure of assumptions used and their sensitivity to

Mr. Larry Spirgel
August 18, 2006

         changes with respect to the long-lived assets impairment test, because
         L-3 believes that these disclosures would not provide material useful information to investors.

RESULTS OF OPERATIONS, PAGE 32
------------------------------

2.       YOUR DISCUSSION OF RESULTS OF OPERATIONS FOCUSES ON A FLUCTUATION
         ANALYSIS AND DOES NOT DISCUSS KEY PERFORMANCE MEASURES AND KNOWN
         MATERIAL TRENDS AND UNCERTAINTIES. PLEASE INCLUDE MORE ANALYSIS, AND
         DISCUSS KEY PERFORMANCE MEASURES AND KNOWN MATERIAL TRENDS AND
         UNCERTAINTIES. IN ADDITION, IF A FLUCTUATION WAS CAUSED BY MORE THAN
         ONE ELEMENT OF THE BUSINESS, PLEASE DO NOT ONLY LIST OUT THE ELEMENTS
         BUT ALSO DISCLOSE SPECIFICALLY HOW MUCH OF THE FLUCTUATION WAS
         ATTRIBUTABLE TO EACH ELEMENT.

         FOR ADDITIONAL GUIDANCE, REFER TO ITEM 303 OF REGULATION S-K AS WELL AS
         PART III OF THE COMMISSION'S INTERPRETIVE RELEASE ON MANAGEMENT'S
         DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
         OPERATIONS THAT IS LOCATED ON OUR WEBSITE AT:
         HTTP://WWW.SEC.GOV/RULES/INTERP/33-8350.HTM.
         --------------------------------------------

         In response to the Staff's comment, L-3 has expanded the overview section of the MD&A section in its Second Quarter Quarterly Report on pages 40 - 42 to discuss and disclose L-3's key performance measures and related known material trends and uncertainties. Specifically, L-3 disclosed that it believes that its key performance measures are those listed below, because they are the primary drivers of L-3's earnings and net cash from operating activities.

            o  Sales growth from business acquisitions,

            o  Organic sales growth,

            o  Operating margin, and

            o  Interest expense (as an element of earnings).

         Additionally, L-3 disclosed and discussed known material trends and uncertainties affecting these key performance measures. For example, for "Sales Growth from Business Acquisitions" we discuss, among other things:

            o  the sales growth rate from business acquisitions for the three and six month periods ended June 30, 2006, and the annual average sales growth rate from business acquisitions for the four years ended December 31, 2005;

            o  that the sales growth rate from business acquisitions is expected to decline and why it is expected to decline; and

            o  that the aggregate size of our most recent business acquisitions has decreased compared to prior periods.

         For "Organic Sales Growth" we mention:

            o  L-3's organic sales growth rate for the three and six month periods ended June 30, 2006, and the annual average organic sales growth rate for the four years ended December 31, 2005;

            o  that L-3's organic sales growth has benefited from the upward trend in overall Department of Defense (DoD) spending over recent years;

Mr. Larry Spirgel
August 18, 2006

            o  that the current DoD budget forecast shows a slower rate of growth than in the past few years,

            o  that L-3's organic sales growth has also benefited from its support of U.S. military operations in Iraq and Afghanistan and the U.S. supplemental DoD budget appropriations to pay for such
               U.S. military operations, and

            o  that L-3's organic sales growth is also impacted by its ability to retain existing business and successfully compete for new business, and that L-3's largest contract in terms of annual sales is expected to be re-competed during the next few months.

         In response to the Staff's comment, in the results of operations discussion for the three and six month periods ended June 30, 2006, where a fluctuation was caused by more than one element of the business, we disclosed, when meaningful, the amount of the fluctuation attributable to each element and the underlying trends that caused the fluctuation. See pages 44 to 55 of the Second Quarter Quarterly Report.

         In addition, we will provide similar disclosures and other meaningful data, as appropriate, in prospective Quarterly Reports on Form 10-Q and
         Annual Reports on Form 10-K.

         Furthermore, on page 42 in the expanded overview section of the MD&A under the caption "Other 2006 Second Quarter Events," L-3 highlighted and discussed two significant charges (litigation and stock-based compensation) that impacted its results for the second quarter of
         2006.

CONTRACTUAL OBLIGATIONS, PAGE 48
--------------------------------

3.       PLEASE DISCLOSE YOUR INTEREST PAYMENTS.

         In response to the Staff's comment, L-3 will revise its contractual obligations table in its Annual Report on Form 10-K for the year ending
         December 31, 2006 to add a row to disclose expected interest payments based on the amount of outstanding debt as of December 31, 2006. To the extent there are any material changes in our contractual obligations, we will provide additional disclosures in our Quarterly Report on Form
         10-Q for the period ended September 30, 2006 disclosing such changes.

NOTE 2. COMMERCIAL, PRIMARILY PRODUCTS, PAGE F-9
------------------------------------------------

4.       PLEASE TELL US HOW YOU CONSIDERED EITF 00-21 WHEN DETERMINING YOUR
         REVENUE RECOGNITION POLICY FOR YOUR COMMERCIAL PRODUCTS. ALSO, TELL US
         THE CIRCUMSTANCES WHEN SALES ARE NOT RECOGNIZED UNDER SAB 104.

         In response to the Staff's comment, we added disclosure in Note 2,
         Basis of Presentation of our Second Quarter Quarterly Report clarifying that substantially all of L-3's commercial, primarily products sales are single element arrangements that contain one deliverable (i.e., the product) that represents one unit of accounting. L-3 advises the Staff that its sales from its commercial, primarily products businesses are generated from avionics products, security and detection products, microwave communication products and components and infrared sensor components. Substantially all of the revenue arrangements for the sale of these products do not require the delivery or performance of multiple products or services.

Mr. Larry Spirgel
August 18, 2006

         In response to the Staff's comment, L-3 also supplementally advises the
         Staff that L-3's formal written accounting policies and revenue recognition guidelines incorporate the criteria of SAB 104 and EITF
         00-21. L-3's accounting policies and guidelines require that the finance department of each L-3 business unit consider the criteria of
         SAB 104 and EITF 00-21 when determining revenue recognition for each revenue arrangement:

            1. evaluate all deliverables, including all related terms and conditions, in a revenue arrangement to determine whether they represent more than one separate unit of accounting for revenue recognition purposes, and

            2. objectively measure and allocate the revenue arrangement's total consideration (sales price) to each separate unit of accounting.

         Furthermore, L-3 advises the Staff that it has modified Note 2 of its
         Second Quarter Quarterly Report to indicate the circumstances when sales are not recognized under SAB 104. Our revised disclosure is contained on page 7 of our Second Quarter Quarterly Report. L-3 supplementally advises the Staff that approximately 17% of L-3's total commercial, primarily products sales are accounted for using the percentage-of-completion method of accounting prescribed in SOP 81-1 and are not accounted for using SAB 104. These sales principally relate to written revenue arrangements, or contracts, which require L-3 to produce tangible assets and/or provide services related to the production of tangible assets according to the buyer's specifications and generally to design, develop, manufacture, modify, upgrade, test and integrate complex electronic equipment and to provide related engineering services and these contracts are within the scope of SOP
         81-1.

NOTE 3. ACQUISITIONS, PAGE F-15
-------------------------------

5.       FOR YOUR TITAN ACQUISITION AND ANY OTHER MATERIAL BUSINESS COMBINATION,
         PLEASE TELL US AND DISCLOSE ALL INFORMATION REQUIRED BY PARAGRAPH 52 OF
         SFAS 141 REGARDING YOUR IDENTIFIABLE INTANGIBLE ASSETS.

         IN ADDITION, GIVEN THAT GOODWILL IS ALMOST 80% OF THE PURCHASE PRICE,
         PLEASE TELL US AND DISCLOSE IN DETAIL THE FACTORS THAT CONTRIBUTED TO A
         PURCHASE PRICE THAT RESULTED IN RECOGNITION OF THIS SIGNIFICANT AMOUNT
         OF GOODWILL.

         In response to the first part of the Staff's comment, L-3 advises the
         Staff that in regard to the Titan acquisition it has disclosed all information required by paragraph 52 of SFAS 141 in Note 4,
         Acquisitions, (Note 4) on page 13 in its Second Quarter Quarterly
         Report. No other business combinations occurred during 2005 and the six months ended June 30, 2006 that were material, either individually or in the aggregate. Therefore, L-3 believes the disclosures required by paragraph 52 of SFAS 141 are only applicable to Titan and have been complied with. In addition, we will provide similar disclosures for all material business acquisitions, if any, in prospective Quarterly
         Reports on Form 10-Q and Annual Reports on Form 10-K.

         In response to the second part of the Staff's comment, L-3 advises the
         Staff that, as disclosed in Note 4 on page 11 of its Second Quarter
         Quarterly Report, at the date of acquisition, Titan had over 8,000 employees with U.S. Government security clearances, including 4,000 employees with top secret and above clearances. In addition, as disclosed in Note 6, Goodwill and Identifiable Intangible Assets, (Note
         6) on page 16 of our Second Quarter Quarterly Report, the largest intangible asset for the businesses that L-3 acquires are generally the value of their assembled workforces. Because intangible assets for assembled workforces are part of goodwill, the

Mr. Larry Spirgel
August 18, 2006

         substantial majority of the intangible assets for L-3's business acquisitions have been recognized as goodwill.

         As discussed above, we modified the disclosure in Note 6 to provide, in detail, the major factors that contribute to a purchase price allocation resulting in the recognition of a significant amount of goodwill. In addition, we will provide these disclosures in prospective
         Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

         L-3 supplementally advises the Staff that, as disclosed in Note 6 on page 17 of its Second Quarter Quarterly Report, the most significant identifiable intangible asset that is separately recognized apart from goodwill in accordance with SFAS 141 for the Company's business acquisitions is customer contractual relationships. However, the amounts recognized for customer contractual relationship intangible assets by L-3 in the purchase price allocation for its business acquisitions is not significant relative to amounts recognized for goodwill because the acquired customer contractual relationships do not generate significant excess earnings. Specifically, the expected annual after-tax cash flows attributable to the customer contractual relationships is not significantly greater than the estimated annual required rate of return on the fair value of the assets of the acquired business required to generate those cash flows, primarily because U.S.
         Government acquisition regulations generally limit the profit margin that can be priced into most contract bids and proposals. For most bids and proposals, U.S. Government contractors are required to provide their customers detailed cost, profit and pricing data according to
         U.S. Government pricing regulations prior to the award of the contract.
         In addition, the U.S. Government actively monitors cost and pricing data provided to it by its contractors and the U.S. Defense Contracting
         Audit Agency periodically performs audits of U.S. Government contractors to test compliance with the U.S. Government acquisition regulations.

         L-3 also advises the Staff that it has consulted with an independent valuation firm regarding L-3's valuation methodology, and reviewed such methodology with that firm. That firm has agreed with the methodology and results. In addition, L-3 has obtained a separate written valuation report from that independent valuation firm to estimate the fair value of acquired identifiable assets, including customer relationships, for the Titan acquisition.

6.       BASED ON YOUR DISCLOSURES IN NOTE 5, IT APPEARS THAT INTANGIBLE ASSETS
         FOR CONTRACTS RELATED TO THE ACQUISITIONS WERE NOT RECOGNIZED. PLEASE
         TELL US WHY YOU DID NOT RECOGNIZE INTANGIBLE ASSETS FOR CONTRACTS UNDER
         PARAGRAPH 39 OF FAS 141.

         In response to the Staff's comment, L-3 advises the Staff that intangible assets for contracts related to business acquisitions were recognized. To further clarify this point, L-3 expanded its disclosure in Note 5, Contracts in Process, on page 14 of its Second Quarter
         Quarterly Report as follows:

              Identifiable intangible assets related to contracts in process assumed by the Company in its business acquisitions and the underlying contractual customer relationships are separately recognized at the date of acquisition, and are discussed and presented in Note 6.

         Additionally, in Note 6 on page 17, L-3 expanded its disclosure as follows:

              The most significant identifiable intangible asset that is separately recognized in accordance with SFAS 141 for the
              Company's business acquisitions is customer contractual
              relationships. All of the Company's customer relationships are established through written customer contracts (revenue
              arrangements).

Mr. Larry Spirgel
August 18, 2006

         L-3 supplementally advises the Staff that the information in the intangible asset table on page 17 of its Second Quarter Quarterly
         Report, that was previously captioned as "customer relationships" was changed to "customer contractual relationships" to clarify that intangible assets are recognized for contracts related to business acquisitions.

7.       WE NOTE YOUR REFERENCE ON PAGE F-16 TO A THIRD PARTY VALUATION
         CONSULTANT WITH RESPECT TO THE VALUATION OF THE IDENTIFIABLE INTANGIBLE
         ASSETS FOR THE TITAN PURCHASE. WHILE YOU ARE NOT REQUIRED TO REFER TO
         THIS THIRD PARTY VALUATION CONSULTANT, WHEN YOU DO, YOU SHOULD DISCLOSE
         THE NAME OF THE EXPERT. IF YOU DECIDE TO DELETE YOUR REFERENCE TO THE
         THIRD PARTY VALUATION CONSULTANT, PLEASE REVISE THE DISCLOSURES TO
         EXPLAIN THE THEORETICAL MODELS AND ASSUMPTIONS USED BY YOU TO DETERMINE
         THE VALUATION.

         In response to the Staff's comment, L-3 advises the Staff that it has provided an explanation of the model and assumptions used to determine the valuation of the most significant identifiable intangible asset acquired in the Titan acquisition, which was for Titan's customer contractual relationships. The disclosure is contained in footnote (e)
         to the tabular disclosure of the Titan purchase price allocation, included in Note 4 on page 12 of L-3's Second Quarter Quarterly Report.

         In addition, we will provide this disclosure in prospective Quarterly
         Reports on Form 10-Q and Annual Reports on Form 10-K, and also will not include any references to the use of third party valuation consultants in our future filings.

NOTE 14. COMMITMENTS AND CONTINGENCIES, PAGE F-38
-------------------------------------------------

8.       PLEASE TELL US WHY IT IS NOT NECESSARY TO DISCLOSE THE AMOUNT ACCRUED
         FOR THE POTENTIAL LOSS, THE AMOUNT RECOGNIZED FOR THE PROBABLE RECOVERY
         FROM YOUR INSURANCE CONTRACTS, AND THE ESTIMATE OF THE POSSIBLE LOSS OR
         RANGE OF LOSS.

         In response to the Staff's comment, L-3 has expanded its disclosure in
         Note 13, Commitments and Contingencies, on page 27 in its Second
         Quarter Quarterly Report to: (1) make reference to the amount of liabilities recorded for pending and threatened litigation, which amounts were separately disclosed in Note 7, Other Current Liabilities and Other Liabilities on page 18 of L-3's Second Quarter Quarterly
         Report, and (2) indicate that no amounts have been recorded for recoveries from insurance contracts. L-3 supplementally advises the
         Staff that with respect to such matters for which no loss has been accrued, a possible loss or range of loss could not be determined or reasonably estimated and therefore, was not disclosed.

         In addition, we will provide similar disclosures in prospective
         Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

NOTE 17. SEGMENT INFORMATION, PAGE F-52
---------------------------------------

9.       WE NOTE THE DESCRIPTION OF YOUR REPORTABLE SEGMENTS ON PAGE F-8 AND THE
         DISCUSSION OF YOUR PRODUCTS AND SERVICES ON PAGES 3-11. PLEASE TELL US
         HOW THE OPERATING SEGMENTS IN EACH REPORTABLE SEGMENT MET THE
         AGGREGATION CRITERIA UNDER PARAGRAPH 17 OF FAS 131.

         In response to the Staff's comment, L-3 expanded the disclosure in Note
         16, Segment Information, of its Second Quarter Quarterly Report as
         follows.

Mr. Larry Spirgel
August 18, 2006

              At June 30, 2006, the Company's reportable segments were comprised of 76 operating segments as defined in SFAS 131, Disclosures About
              Segments of an Enterprise and Related Information (SFAS 131). The
              Company's operating segments are each less than 10% of the
              Company's consolidated gross sales before intersegment
              eliminations, operating income and total assets, and are
              aggregated into the Company's four reportable segments in
              accordance with the aggregation criteria in SFAS 131.

         L-3's operating segments satisfy the aggregation criteria in paragraph
         19 of FAS 131 and have been aggregated into larger reportable segments because they share similar economic characteristics and at least a majority of the five aggregation criteria listed in paragraph 17 of FAS
         131. A discussion of how the operating segments in each of L-3's four reportable segments met the aggregation criteria under paragraph 17 of
         FAS 131 is set forth below.

         Command, Control, Communications, Intelligence, Surveillance and
         Reconnaissance Reportable Segment (C(3)ISR)

         The C(3)ISR operating segments have similar economic characteristics.
         The C(3)ISR reportable segment is comprised of six operating segments.
         The C(3)ISR businesses are expected to have similar annual sales growth rates, depending primarily on the annual budget priorities of the U.S.
         Department of Defense (DoD), in which the businesses participate. The businesses are also expected to have similar long-term average operating margins because most of our sales are made to U.S Government agencies, primarily the Department of Defense, and U.S. Government acquisition regulations generally limit the profit margin that can be priced into most contract bids and proposals. For most bid and proposals, U.S. Government contractors, including L-3, are required to provide their customers with detailed cost and pricing data in accordance with U.S. Government pricing regulations prior to the award of the contract. The annual operating margins for a particular business in the reportable segment, however, could vary from year to year, and even be less or greater than the expected long-term average operating margins for the reportable segment, based on the contract-type sales mix (i.e., fixed-price type, cost-reimbursable type or
         time-and-material type contracts) of the business during the particular year, and the stage of the product life cycle for the business's major products, contracts or programs. For example, fixed-priced type contracts are usually more profitable than cost-reimbursable type contracts and time & material-type contracts. Products tend to become more profitable as they mature, and profitability tends to improve during the later stages of multi-year contracts, as performance progresses.

         i.   The nature of the C(3)ISR operating segments products and services are similar. The nature of the products and services within the
              C(3)ISR segment, typically have the following characteristics:

              o    require substantial non-recurring or development efforts,
                   which are generally funded by, and become the property of, the customer;

              o    have 12 to 24 month lead times to deliver products;

              o    develop and sell systems and subsystems or support services;

              o    generally have systems or subsystems that have long-lived
                   follow-on support periods with substantial changes during the life cycle;

Mr. Larry Spirgel
August 18, 2006

              o    are characterized to a large degree by multi-year sole
                   source contract procurements;

              o    have contracts that are performed by employees having highly skilled engineering and technical qualifications;

              o    involve subsystems that are generally DoD classified at top secret and secret levels; and

              o    require substantial follow-on support services, and,
                   typically, several periodic upgrades and modifications are made to the subsystems over their life cycle, under separate contracts.

              Often contracts require the provision of products and related services. In many instances, cost-type development contracts are used to define and produce a prototype, followed by fixed-price production contracts. Further, the nature of substantially all of the products within the C(3)ISR reportable segment are similar because they are substantially all produced in low volume
              quantities. There is a minimum amount of production line type of manufacturing involved in the products since they are usually produced in prototype manufacturing environments because of their low production quantities.

         ii.  The production processes of the C(3)ISR operating segments are similar. For all businesses within the C(3)ISR reportable segment, program managers and supporting staff are assigned to monitor each contract and are held accountable for contract performance, including coordination with the customer. The program manager is also responsible for coordinating and monitoring progress of the assigned engineers and technicians. Because products are
              manufactured in limited quantities, they are not mass produced and production planning and scheduling is performed for specific contracts. The contracts for products require limited physical production activity since the products have significant customized software content. Most contractual activity is performed by highly skilled engineers and technicians. Service contracts require the same program management structure and process to deliver the services.

         iii. The type or class of customers of the C(3)ISR operating segments is similar. The customers for substantially all of the C(3)ISR businesses are the DoD, U.S. Government intelligence agencies and foreign government ministries of defense (MoDs). Products and services are either sold directly to the "government" customers, or as subcontractors/suppliers to a prime contractor of the
              "government" end customers.

         iv.  The methods used to distribute products or provide services of the
              C(3)ISR operating segments are similar. Marketing and sales of all of the products and services are always direct to the customers, via bids and proposals, with a limited number of representatives used for foreign sales.

         v.   The nature of the regulatory environment for the C(3)ISR operating segments is similar. The businesses within the C(3)ISR reportable segment are subject to extensive U.S. Government procurement regulations for the products sold to the DoD and other U.S.
              Government agencies. They are all subject to the Federal
              Acquisition Regulation (FAR), Cost Accounting Standards (CAS), and
              government audit requirements.

Mr. Larry Spirgel
August 18, 2006

         Government Services (GS) Reportable Segment

         The GS operating segments have similar economic characteristics. The GS reportable segment is comprised of nine operating segments. The GS businesses are expected to have similar annual sales growth rates.
         These businesses also have similar long-term average operating margins because most of our sales are made to U.S Government agencies, primarily the Department of Defense and U.S. Government acquisition regulations generally limit the profit margin that can be priced into most contract bids and proposals. For most bids and proposals, U.S.
         Government contractors, including L-3, are required to provide their customers with detailed cost and pricing data in accordance with U.S.
         Government pricing regulations prior to the award of the contract. The annual operating margins for a particular business in the segment, however, could vary, and even be less or greater than the expected long-term average operating margins for the segment, based on the contract-type sales mix of the business during the year. For example, fixed-priced type contracts are usually more profitable than cost-reimbursable type contracts and time & material-type contracts.
         Most of the contracts in this segment are cost-reimbursable type and time-and-material type. In addition, sales within this segment are made under long-term contracts with the DoD or US Intelligence agencies, including a mix of multi-year sole source and competitively bid contracts. There are no substantive differences among the financial arrangements of contracts used by the GS businesses.

         i.   The nature of the GS operating segments products and services are similar. The nature of the products and services within the GS businesses, typically have the following characteristics:

              o    multi-year contract procurements, which are sole source or characterized by a few qualified suppliers (contractors);

              o    most revenues are generated from providing training or
                   support services for customers, instead of procurement of
                   hardware and products;

              o    the L-3 businesses are usually prime contractors;

              o    have contracts that are performed by employees having highly skilled engineering and technical qualifications; and

              o    involve services that are generally DoD classified work at top secret and secret levels.

         ii.  The production processes of the GS operating segments are similar.
              For all businesses within the reportable segment, program managers and supporting staff are assigned to monitor each contract and are held accountable for contract performance, including required coordination with the customer. The program manager is also responsible for coordinating and monitoring progress of the assigned engineers and technicians. Scheduling is performed for specific contracts. Most contractual activity is performed by highly skilled engineers and technicians.

         iii. The type or class of customers of the GS operating segments is similar. The customers for substantially all of the products and services sold or provided by each of the Government Services businesses are the DoD, U.S. Government intelligence agencies and foreign MoDs. Most sales for each of the GS operating segments are made directly to the end customer, instead of to prime contractors of the end customers.

Mr. Larry Spirgel
August 18, 2006

         iv.  The methods used to distribute products or provide services of the
              GS operating segments are similar. Marketing and sales of all of the products and services of the Government Services businesses are always direct to the customers, via bids and proposals.

         v.   The nature of the regulatory environment for the GS operating segments is similar. The businesses within the GS reportable segment are subject to extensive U.S. Government procurement regulations for the products sold to the DoD and other U.S.
              Government agencies. Accordingly, they are all subject to the FAS,
              CAS and government audit requirements.

         Aircraft Modernization and Maintenance Reportable Segment (AM&M)

         The AM&M operating segments have similar economic characteristics. The
         AM&M reportable segment is comprised of six operating segments. The
         AM&M businesses are expected to have similar annual sales growth rates, depending on the growth rate in the underlying aircraft market segments in which the business participates. The businesses also have similar long-term average operating margins. The annual operating margins for a particular business in the segment, however, could vary, and even be less or greater than the expected long-term average operating margins for the segment, based on the contract-type sales mix and the products
         vs. services sales mix of the business during the year, and the stage of the product life cycle for the business major products, contract or programs. For example, fixed-priced type contracts are usually more profitable than cost-reimbursable type contracts and time &
         material-type contracts, and products tend to become more profitable as they mature, and profitability tends to improve during the later stages of multi-year contracts, as performance progresses. Often contracts require the provision of products and services. In addition, sales within this segment are made under long-term agreements with the DoD, prime contractors to the DoD, and foreign MoDs, including a mix of multi-year sole source and competitively bid contracts.

         i.   The nature of the AM&M operating segments products and services are similar. The nature of the products and services within the
              AM&M reportable segment typically have the following
              characteristics:

              o    principally related to military aircraft;

              o    the platforms (aircraft) of the end customers served by the segment are characterized by very long-term investment
                   recovery periods;

              o    have systems or subsystems that have 10 year or greater
                   product life cycles;

              o    are characterized to a large degree by multi-year contract procurements or periods of performance;

              o    capital intensive businesses (e.g., aircraft hangars,
                   airfields, bases, etc.), either contractor furnished, or
                   U.S. Government-owned contractor operated (GOCO) facilities;
                   and

              o    have contracts that are performed by employees having highly skilled engineering and technical qualifications.

Mr. Larry Spirgel
August 18, 2006

         ii.  The production processes of the AM&M operating segments are similar. For all businesses within the segment program managers and supporting staff are assigned to monitor each contract and are held accountable for contract performance, including coordination with the customer. The program manager is also responsible for coordinating and monitoring progress of the assigned engineers and technicians. Because products are manufactured in limited
              quantities, they are not mass produced and production planning and scheduling is performed for specific contracts. Most of those electronic parts are commercially available and are not specially designed and manufactured to unique customer specifications. The contracts for products require limited physical production activity since the products have significant software content.
              Most contractual activity is performed by highly skilled engineers and technicians.

         iii. The type or class of customers of the AM&M operating segments is similar. The customers for substantially all of the products and services sold or provided by the AM&M businesses, are the DoD, foreign MoDs, and aircraft OEMs.

         iv.  The methods used to distribute products or provide services of the
              AM&M operating segments are similar. Marketing and sales of all of the products and services of the segment are generally direct to the customers, via bids and proposals with a limited number of representatives used for foreign sales and certain general aviation segment sales in the U.S.

         v.   The nature of the regulatory environments of the AM&M operating segments are similar. The businesses within the AM&M segment are subject to extensive U.S. Government procurement regulations for the products sold to the DoD and other U.S. Government agencies, as well as foreign government regulations.

         Specialized Products (SP) Reportable Segment

         The SP operating segments have similar economic characteristics. The SP reportable segment is comprised of 55 operating segments. The SP businesses have similar long-term profit margins. Based on their future prospects, all of the businesses are expected to grow annual revenues at similar rates. Additionally, the majority of the sales from each of the Specialized Products businesses are derived from fixed-price contracts or purchase orders. The contracts and purchase orders require limited development efforts with little or no customer provided R&D funding and, accordingly, L-3 retains the development risk of new products. Most of these businesses have substantially lower dependence on U.S. government contracts and are subject to greater competitive pressures and commercial risks. In addition, the Company retains substantial inventory risks.

         i.   The nature of the products and services of the SP operating segments are similar. The SP businesses all manufacture products
              (essentially electronic hardware), which are components, parts or subassemblies used by OEM customers in their products/systems.
              Those products cover applications such as aviation products:

              o    avionics collision avoidance and terrain awareness systems, cockpit voice and flight data recorders; and

              o    displays (aircraft, shipboard land vehicles), towed sonar
                   arrays, dipping sonars, instrumentation transmitters,
                   receivers, flight terminators, antennas, power conditioners, converters and distributors, microwave components for radar navigation, instrumentation, microwave links, fuzes for
                   weapons, GPS guidance receivers, radios,

Mr. Larry Spirgel
August 18, 2006

                   transponders for satellite, telemetry receivers for
                   missiles, aircraft and satellite test and command and
                   control during test.

              In summary, all products are "black boxes" or subassemblies, manufactured with high electronics content. They are sold as catalogue devices, generally in large quantities. The products have minimum life cycle changes, little customer funded R&D, and product warranties usually last for one year. These products have short lead times (except for certain avionics suite products) and are procured as needed by the customer. The products are sold into larger subsystems of OEMs including radar systems,
              navigation systems, cockpits, satellite systems, communication systems, sonar systems, and precision ammunitions.

         ii.  The production processes of the SP operating segments are similar.
              The production processes for substantially all of the businesses within the Specialized Products reportable segment involve the designing and assembly in large quantities of electronic parts with limited customization for individual customers or contracts
              (excluding for example, the SPD-PacOrd business which is a ship repair, maintenance and overhaul services company). The products are manufactured using substantially similar printed circuit boards, surface mounts and harnesses. Most of those electronic parts are commercially available and not specially designed and manufactured to unique customer specifications. Accordingly, the material content of the products generally represents about 40% of the product costs. The manufacturing workforces consist of direct and indirect labor that do not possess professional or unique skills.

         iii. The types or classes of customers of the SP operating segments are similar. The customers for substantially all products within the
              Specialized Products reportable segment are the DoD, foreign governments, and aerospace or communications equipment OEMs who are manufacturers of submarines, surface vessels, aircraft, communication systems and networks and weapon systems.

         iv.  The methods used to distribute products or provide services of the
              SP operating segments are similar. Selling and distribution for products within the Specialized Products reportable segment is predominantly accomplished using bids and proposals, sales representatives or product catalogues.

OTHER STAFF COMMENT
-------------------

         An additional comment was received from the Staff during a telephone conversation on July 19, 2006, between Ralph D'Ambrosio, L-3's Vice
         President - Finance and Principal Accounting Officer, and Dean Suehiro,
         Senior Staff Accountant. Mr. Suehiro requested that L-3 clarify and explain the meaning of "reasonably assured" in the following statement on page F-10 of L-3's Annual Report on Form 10-K for the year ended
         December 31, 2005: "incentive and award fees on these contracts are recorded as sales when the conditions under which they are earned are reasonably assured of being met and can be reasonably estimated." L-3 advises the Staff that for these cost-reimbursable contract type revenue arrangements the Company includes estimated incentive fees and award fees in its total estimated contract revenues and recognizes them on a percentage-of-completion basis as sales are recognized on the applicable contracts in accordance with ARB 43 and SOP 81-1.
         Specifically, estimates of incentive fees and award fees, as the case

Mr. Larry Spirgel
August 18, 2006

         may be, are included in total estimated contract revenue when they are reliably predictable as a component of total estimated contract revenue for the applicable cost-reimbursable contract and when the Company is able to make reasonably dependable estimates for them. The statement in
         L-3's Form 10-K is based on the guidance provided in SOP 81-1 and the
         AICPA Audit and Accounting Guide, Federal Government Contractors (the
         "Guide").

         Specifically, paragraph 3.29 of the Guide states:

               The recognition of revenue on contracts containing provisions for incentives and award fees should be in conformity with SOP 81-1.
               Paragraph 23 of SOP concludes that "the use of
               percentage-of-completion method depends on the ability [of the contractors] to make reasonably dependable estimates."

         Furthermore, as noted in paragraph 3.03 of the Guide:

               all components of contract revenue - including basic contract price, contract option, change orders, claims, and incentive payments, such as award fees and performance incentives - should be considered in determining total estimated revenue.

         L-3 also advises the Staff that in its future filings, the Company will modify the description for its accounting policy for incentive fees and award fees on cost-reimbursable type contracts as follows:

               Incentive and award fees on cost-reimbursable type contacts are included as an element of total estimated contract revenues and are recorded to sales in accordance with SOP 81-1 when a basis exists for the reasonable prediction of performance in relation to established contractual targets and the Company is able to make reasonably dependable estimates for them.

                                      * * *

         In connection with this comment response letter, we acknowledge that:

         o    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
August 18, 2006

         Any questions concerning the response to the Staff's comment letter may be directed to myself (telephone: (212) 805-5261, fax (212) 805-5264).

                                          Sincerely,

                                          /s/ Ralph G. D'Ambrosio

                                          Ralph G. D'Ambrosio
                                          Vice President-Finance
                                          (Principal Accounting Officer)